GlobalTech Holdings, Inc.

116 Lakewood Dr

Thomasville, GA 31792

April 26, 2018

Edwin S. Kim, Esq.

Attorney-Advisor | Office of Disclosure Operations

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-5561

Re:	GlobalTech Holdings, Inc.

Offering Statement on Form 1-A

Originally Filed August 28, 2017

File No. 024-10755

Dear Mr. Kim:

We hereby request qualification of the above Offering Statement on Form 1-A on Tuesday, May 2, 2018 at 5 p.m., or such later time or date as is practical.

Thank you for your consideration.

GlobalTech Holdings, Inc.

By: /s/ Ormand Hunter

Ormand Hunter